SECU 15049088 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthForge, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Paragon Place, Suite 237
(No. and Street)

Richmond (City) Virginia (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Raper 804-308-0431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard (Address) Richmond (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Jim Raper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthForge, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Compliance

Title

Notary Public

Commonwealth of Virginia
Michael Shawn Duncan - Notary Public
Commission No: 7588722
My Commission Expires 01/31/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHFORGE, LLC

Financial Statement

December 31, 2014

SEC ID 8 – 68464

Filed pursuant Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WEALTHFORGE, LLC

Table of Contents Page

Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
WealthForge, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of WealthForge, LLC (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of WealthForge, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 24, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

WealthForge, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Cash and cash equivalents	$	323,579
Accounts receivable		50,665
Other receivable		18,328
Prepaid marketing fees		25,000
Other assets		47,602
Total assets	$	465,174

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	11,494
Commissions payable		116,471
Intercompany payable		40,647
Deferred revenue		29,792
Total liabilities		198,404
Member's equity		266,770
Total liabilities and member's equity	$	465,174

See accompanying notes to financial statements

WEALTHFORGE, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: WealthForge, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of WealthForge Holdings, Inc. (the "Parent"). The Company is registered as a securities broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Headquartered in Richmond, Virginia, it is duly registered and doing business as a broker-dealer in all 50 states and the District of Columbia. The Company provides multiple product offerings and provides support, technology and back-office services to a network of producing (non-staff) independent registered representatives, of which there were 51 at December 31, 2014. Broker-dealer placement fees generated by the Company's registered representatives represented the bulk of the Company's total revenues for the fiscal year ended December 31, 2014. The Company aims to facilitate private transactions aided by technology.

The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act.

Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that no allowance is necessary at December 31, 2014.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions or concentrated within an industry. At December 31, 2014, one client accounted for 73% of accounts receivable.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014. The Company's tax returns for year since 2011 remain open for examination by tax authorizes. The Company is not currently under an income tax audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 24, 2015, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Capital Raise:**

For the period from inception to December 31, 2014, the Company has incurred recurring operating losses and has accumulated losses since inception of approximately $280,000. The Company's ability to continue as a going concern is dependent upon its ability to take advantage of raising capital through securities offerings, debt financing and partnerships and use these sources of capital to fund operations. As of February 24, 2015, the Parent has raised $1.45MM through a convertible note offering and will continue to seek capital throughout 2015.

3. **Related Party Transactions:**

Various administrative and overhead expenses are paid on the Company's behalf by the Parent, under a Management Services Agreement. The Company has a payable to the Parent in the amount of $40,647 as of December 31, 2014.

The Company has paid registration fees on behalf of registered representatives of the Company. As of December 31, 2014, $18,328 is due from these registered representatives and is included in other receivables on the accompanying statement of financial condition.

4. **Lease Commitments:**

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the management services fee discussed in Note 3. Future lease commitments at December 31, 2014 are as follows: 2015 - $14,504; and 2016 - $1,209.

5. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

6. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $125,175, which was $111,948 in excess of required minimum net capital of $13,227. The Company's net capital ratio was 1.59 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

WEALTHFORGE, LLC

Exemption Report

December 31, 2014

SEC ID 8 – 68464

WEALTHFORGE, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Management's Exemption Report	2

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
WealthForge, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WealthForge, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WealthForge, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) WealthForge, LLC stated that WealthForge, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WealthForge, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WealthForge, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 24, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

WEALTHFORGE

Exemption Provision of Reserve Requirements

WealthForge, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i). The Company provides investment banking advisory and placement services and does not hold any client or customer accounts.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Jim Raper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, WealthForge, LLC, is true and correct.

Jim Raper
Director of Compliance
February 24, 2015